Exhibit 99.1

Date: August 10, 2015	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DENISON MINES CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	September 04, 2015
Record Date for Voting (if applicable) :	September 04, 2015
Beneficial Ownership Determination Date :	September 04, 2015
Meeting Date :	October 14, 2015
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	248356107	CA2483561072
FLOW THROUGH LEG EXP SEP 27/15	248356503	CA2483565032

Sincerely,

Computershare

Agent for DENISON MINES CORP.